UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Assertio Holdings, Inc.

(Name of Subject Company (Issuer))

Zara Merger Sub Inc.

(Name of Filing Persons (Offeror))

A wholly owned subsidiary of

Zydus Worldwide DMCC

(Parent of Offeror)

A wholly owned subsidiary of

Zydus Lifesciences Ltd.

(Parent of Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, par value $0.0001 per share

(Title of Class of Securities)

04546C304

(CUSIP Number of Class of Securities)

Mukund Thakkar

Zydus Lifesciences Ltd.

Senior Vice President-Legal

Zydus Corporate Park, Scheme No. 63, Survey No. 536

Khoraj (Gandhinagar), Near Vaishnodevi Circle

Sarkhej-Gandhinagar Highway

Ahmedabad, Gujarat 382481

+91-079-71800000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Krishna Veeraraghavan, Esq.

Chelsea Darnell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Tender Offer”) by Zara Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Zydus Worldwide DMCC, a limited liability company incorporated under the laws of the United Arab Emirates (“Parent”) and a wholly owned subsidiary of Zydus Lifesciences Ltd., an Indian corporation (“Zydus”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Assertio Holdings, Inc., a Delaware corporation (the “Company”), at a price equal to $23.50 per Share, less any applicable withholding taxes and without interest.

Parent and Zydus are being named as bidders herein because each is deemed to control the Purchaser, but otherwise is not participating in the Tender Offer.

The tender offer described in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the tender offer materials that Zydus, Parent and Purchaser will file with the Securities and Exchange Commission (the “SEC”). The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Zydus, Parent and Purchaser intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and merger, free of charge at the website of the SEC at www.sec.gov or from the information agent named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.assertiotx.com.

STOCKHOLDERS AND INVESTORS ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF ASSERTIO ON SCHEDULE 14D-9 AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs. Forward-looking statements speak only as of the date they are made and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur.

In particular, this communication includes forward-looking statements regarding the Company, the proposed tender offer by Purchaser to acquire all outstanding shares of the Company’s common stock and the subsequent merger pursuant to which the Company would become a wholly owned subsidiary of Zydus and Parent, including, without limitation, statements regarding the expected timing and completion of these transactions and the parties’ ability to satisfy the conditions to consummation.

Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “target,” “will,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology.

These forward-looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, many of which are beyond the parties’ control and subject to change. Actual results could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ materially include, among others: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction; uncertainties as to how many of the Company’s stockholders will tender their shares in the offer; the possibility that competing offers will be made; the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the outcome of any legal proceedings that may be instituted against the parties and others related to the transaction; the effect of the announcement or pendency of the proposed transaction on the Company’s business and operating results (including the response of business partners and competitors and potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction); and other risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings. Many of these risks and uncertainties may be exacerbated by public health emergencies and general macroeconomic conditions.

The foregoing list of factors is not exhaustive. You should not place undue reliance on any forward-looking statements, which speak only as of the date of this communication. Zydus, Parent and Purchaser do not assume, and hereby disclaim, any obligation to update or revise any forward-looking statements, except as required by law.

Item 12. Exhibits.

Exhibit Number	Description
99.1	Press Release issued by Zydus Lifesciences Ltd. on May 13, 2026.